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   As filed with the Securities and Exchange Commission on September 8, 2000



                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE TO
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                            PATHOGENESIS CORPORATION
                            (Name of Subject Company)

                             CHIRON CORPORATION AND
                            PICARD ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                               CHIRON CORPORATION
                            (Names of Filing Persons)

                                  COMMON STOCK,
              AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                    70321E104
                      (CUSIP Number of Class of Securities)


                             WILLIAM G. GREEN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               CHIRON CORPORATION
                               4560 HORTON STREET
                              EMERYVILLE, CA 94608
                                 (510) 655-8750
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with copies to:

                             ALISON S. RESSLER, ESQ.
                              MATTHEW G. HURD, ESQ.
                             C/O SULLIVAN & CROMWELL
                             1888 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1725
                                 (310) 712-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.

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[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, dated August 21, 2000, relating to the offer by Picard Acquisition Corp. ("Merger Sub"), a Delaware Corporation and a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of PathoGenesis Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of June 26, 1997, as amended, between the Company and Harris Trust and Savings Bank (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to Schedule TO, and in the related Letter of Transmittal, a copy of which was attached thereto as Exhibit (a)(2).



Items 1-11.




     Items 1-11 are hereby amended as follows:

         (a) The fourth paragraph of "8. Certain Information Concerning the Company" in the Offer to Purchase is hereby amended and supplemented by amending and restating that paragraph as follows:


         "Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken solely from or based solely upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although Merger Sub, Parent and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Parent, Merger Sub and the Dealer Manager cannot take responsibility for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Merger Sub or the Dealer Manager."


         (b) The seventh paragraph of "8. Certain Information Concerning the Company" in the Offer to Purchase is hereby amended and supplemented by deleting the third to last sentence of that paragraph.


         (c) The paragraph "12. Source and Amount of Funds" in the Offer to Purchase is hereby amended and supplemented by adding the following sentence at the end of that paragraph:


         "As Parent has immediate access to such cash, Parent does not have, and does not believe that it needs, an alternative financing plan."


         (d) The first, second and third paragraphs of "13. Certain Conditions of the Offer" in the Offer to Purchase are hereby amended and supplemented by amending and restating those paragraphs as follows:


         "Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including the rules relating to Merger Sub's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, if:


         - the Minimum Condition has not been satisfied at or prior to the Expiration Date;


         -         the HSR Condition has not been satisfied; and

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         -         the Foreign Antitrust Condition has not been satisfied.


         Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub is not required to accept for payment or to pay for any Shares not previously accepted for payment or paid for, if, at the Expiration Date, any of the following conditions exists, which, in the reasonable judgment of Merger Sub or Parent and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment:


                  (1) there shall have been entered, enforced or issued by any governmental entity, any judgment, order, injunction or decree which:


                  - makes illegal, restraints or prohibits the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent or Merger Sub, or the consummation of the Merger; or


                  - prohibits the ownership or operation by Parent or any of its subsidiaries of the Company;


PROVIDED, in each case, that Parent has complied with its covenants to use all reasonable efforts (including specific actions with respect to antitrust clearance) to consummate and make effective the transactions contemplated by the Merger Agreement;


                  (2) there shall have been any statute, rule, regulation, legislation or interpretation enacted, enforced, promulgated, amended or issued by any governmental entity or deemed by any governmental entity applicable to Parent, the Company or any subsidiary or affiliate of Parent or the Company or any transaction contemplated by the Merger Agreement, other than the HSR Act and foreign antitrust and competition laws which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clause (1) above;


                  (3) the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct as of such time, except for such failures to be true and correct that, in the aggregate, are not reasonably likely to have a Company Material Adverse Effect;


                  (4) the Company shall have failed to perform in any material respect any material obligation required to be performed by it at or prior to such time under the Merger Agreement; or



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                  (5) the Merger Agreement shall have been terminated in
         accordance with its terms.

         The foregoing conditions are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to such condition or may be waived by Merger Sub and Parent in whole or in part at any time and from time to time in the time periods described above in their reasonable discretion. The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time in the time periods described above.

Item 12.

Item 12 is hereby amended to add the following:

    (a)(12) Election Form with respect to options to acquire PathoGenesis Corporation common stock and accompanying forms of cover letters.




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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not Applicable.


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   September 6, 2000


                                                 PICARD ACQUISITION CORP.


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Director, Vice
                                                        President and Secretary


                                                 CHIRON CORPORATION


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Senior Vice President,
                                                        Secretary and General
                                                        Counsel